FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-38699

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40– F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

Form 6–K

Signature	3

Exhibit 99.1	1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Geoffrey Davis
Name:	Geoffrey Davis, CFA
Title:	Chief Financial Officer

Date: March 2, 2022

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Unaudited Results for Fourth Quarter of 2021